Contact

www.linkedin.com/in/jim-rivette-2074a7 (LinkedIn)
www.rivetteinternational.com (Company)

Jim Rivette

Managing Director
Greater Philadelphia

Summary

Rivette International is an international management services company that provides geo political planning and operational direction to governments, private companies and non government organizations.

.....Specialized govenrment delegation trips & meetings
.....Confidential meetings
.....High level introductions
.....Geo Political Research & project managment
.....Conferences on running a successful election

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Experience

Rivette International
Managing Director
October 2011 - Present (12 years 8 months)
Washington DC / Alexandria, Virginia USA

DiscoveryTel Communications
President & COO
February 2005 - September 2011 (6 years 8 months)
Wasngton, DC

2nd Century Communications
President, Eastern US Operations
February 1999 - December 2003 (4 years 11 months)

Shared Technology Fairchild/ Intermedia
President & COO
2001 - 2002 (1 year)

United Technologies
General Manager
September 1976 - January 1990 (13 years 5 months)

Hartford, Connecticut Area

Otis Elevator & Building Systems

Education

Woodbury University

BS, Marketing Economics · (1966 - 1969)